1. Name and Address of Reporting Person
   Keough, Kevin J.
   76 South Main Street
   Akron, OH 44308
   USA
2. Issuer Name and Ticker or Trading Symbol
   FirstEnergy Corp. (FE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   03/03/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    03/03/2003            A         8229.2994   A   $32.9700                  D
                                                      <F1>
Common Stock                    03/03/2003            D         -8229.2994  D   $32.9700                  D
                                                      <F1>
Common Stock                    03/03/2003            F         -787        D   $29.4500                  D
Common Stock                    03/03/2003            M         2458.04     A   $29.4500   5317.6691      D
Common Stock                                                                               1133.7329      I           By Savings
                                                                                                                      Plan Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $19.3125                                                  03/01/2010 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $24.28                                                    11/17/2005 Common                      15000   D
Options                                                                          Stock
(Right to
buy)
Stock       $27.75                                                    11/22/2010 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $29.5                                                     05/16/2011 Common                      40000   D
Options                                                                          Stock
(Right to
buy)
Stock       $29.71   03/03/2         A         45000       03/01/2004 03/01/2013 Common  45000    $29.7100   45000   D
Options              003                                   <F2>                  Stock
(Right to
buy)
Stock       $30.17                                                    05/17/2009 Common                      5798    D
Options                                                                          Stock
(Right to
buy)
Stock       $34.45                                                    04/01/2012 Common                      35000   D
Options                                                                          Stock
(Right to
buy)
Phantom     1        03/03/2         M               2458. 03/01/2000 03/01/2003 Common  2458.04  $29.4500   -0      D
3/00                 003                             04                          Stock
Phantom-3/0 1                                                         03/01/2004 Common                      505.354 D
1D                                                                               Stock
Phantom     1                                                         03/01/2005 Common                      2108.73 D
3/02D                                                                            Stock                       7

Explanation of Responses:

<F1>
These performances shares paid out in cash, per the vesting and payout date approved by the Compensation Committee. The performance shares were not required to be reported at date of grant because the vesting is based in part on factors other than stock price.
<F2>
This option vests yearly in twenty-five percent increments beginning on 3/1/2004.

SIGNATURE OF REPORTING PERSON
/s/ Kevin J. Keough

DATE
03/04/2003